EXHIBIT 21.1

TOYOTA MOTOR CREDIT CORPORATION

LIST OF SUBSIDIARIES

Subsidiary	State or Country of Incorporation/Formation

Toyota Motor Insurance Services, Inc.	California
Toyota Motor Insurance Company	Iowa
Toyota Motor Insurance Corporation of Vermont	Vermont
Toyota Motor Insurance Agency of Massachusetts, Inc.	Massachusetts
Toyota Motor Credit Receivables Corporation	California
Toyota Leasing, Inc.	California
Toyota Auto Finance Receivables LLC	Delaware
TCPR Holdings, Inc.	California
Toyota Credit de Puerto Rico Corp	Commonwealth of Puerto Rico
Toyota Services de Mexico, S.A. de C.V. [1]	Mexico
TFSM Servicios de Mexico, S.A. de C.V. [1]	Mexico
Toyota Services de Venezuela, C.A. [1]	Venezuela

1	Ownership of these subsidiaries was transferred to TFSA effective as of April 1, 2004.